Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 6, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11462
WCM International Equity Portfolio, Series 1
(the “Trust”)
CIK No. 2013133 File No. 333-278980

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Summary of Essential Information

1.The Staff notes that the term “Evaluation Time” is used but not defined in footnote 1 to the Summary of Essential Information. Please consider defining on first use or including a cross reference to the location in the prospectus where the term is first defined.

Response:In accordance with the Staff’s comment, footnote 1 to the Summary of Essential Information will be revised as follows:

“As of the Evaluation Time (defined below in footnote 4) on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.”

Portfolio

2.The Staff notes that the first sentence of the first paragraph of the “Portfolio Selection Process” states “The stocks are selected for the Trust by WCM Investment Management, LLC (‘WCM’).” Please replace the term stocks with either common stocks or, the defined term, Securities.

Response:The Trust will revise the above referenced disclosure as follows:

“The Securities are selected for the Trust by the Trust’s portfolio consultant, WCM Investment Management, LLC (‘WCM’).”

3.Please consider revising the disclosure in the first paragraph of the “Portfolio Selection Process” to clarify the role of WCM Investment Management, LLC (“WCM”) with respect to the Trust.

Response:The disclosure will be revised in accordance with the Staff’s comment. Please refer to the Trust’s response to comment #2 for the revised disclosure.

4.Because the name of the Trust includes the term “International,” the Trust must invest not only in the securities of non-U.S. companies, but in the securities of companies from several countries throughout the world. The Staff notes that the definition of non-U.S. companies in the second paragraph (“Identify the Universe.”) of the “Portfolio Selection Process” would permit the Trust to invest exclusively in companies from the same non-U.S. country. Please revise the disclosure to clarify that the Trust’s portfolio will include securities of companies from several non-U.S. countries.

Response:In accordance with the Staff’s comment, the following disclosure will be added:

“As set forth in the Schedule of Investments, the Securities are issued by companies headquartered or incorporated in a number of different countries.”

5.The Staff notes the following disclosure, “Screen for Following Criteria. WCM then evaluates companies based on multiple factors, including the following as of the date the portfolio was selected:

• Market capitalization greater than $2 billion USD and average daily trading volume of more than $3 million USD per day.

• Financial strength, indicated by strong cash flow generation and low financial leverage.

• Returns on invested capital that exceed the cost of capital.

• Attractive end markets with strong runways for growth

(a)	Please revise the first sentence of the above referenced disclosure to more accurately describe the screening process.

(b)	With respect to the second and fourth bullet of the above referenced disclosure, if WCM uses specific metrics to screen for financial strength and growth, please revise the disclosure to specify such metrics.

(c)	Please considering revising the fourth bullet of the above referenced disclosure for plain English.

Response:Please refer to the Trust’s responses below:

(a)	In accordance with the Staff’s comment, the first sentence has been revised as follows:

“After identifying the universe of eligible common stocks, WCM applies the following screening factors to determine eligibility for inclusion in the portfolio.”

(b)	The Trust notes that WCM does not necessarily limit its review to specific enumerated metrics; however, to better clarify, the Trust will revise the disclosure as follows:

“Screen for Following Criteria. After identifying the universe of eligible common stocks, WCM applies the following screening factors to determine eligibility for inclusion in the portfolio:

• Market capitalization greater than $2 billion USD and average daily trading volume of more than $3 million USD per day.

• Financial strength, which is assessed by analyzing certain metrics for each company, including net debt to EBITA (defined below) ratio, the debt to equity ratio, the equity to assets ratio and a company’s cash flow.

• Returns on invested capital that exceed the cost of capital.

• Competitive position of a company in the market and its future growth potential”

(c)	The disclosure will be revised. See the response immediately above in (b) for the revised disclosure.

6.The Staff notes the following disclosure, “Analyzing the Eligible Companies. From the universe of companies that satisfy their initial criteria, WCM analyzes their eligible companies with bottom-up, fundamental research with a focus on the following factors: (i) financial performance, which they assess by analyzing a company’s key financials metrics including revenues, profit margin, returns, and leverage, (ii) competitive position, which is indicated by high/rising returns on investment capital (ROIC), market share gains resulting from revenue growth greater than the industry, and improving pricing power, (iii) future growth potential, indicated by favorable demographics, rising income levels, pricing power, innovation capabilities and opportunities for market share gains and (iv) intrinsic value, which they determine using a discounted cash flow model (DCF), historical EV/EBITDA (compares a company’s Enterprise Value to its Earnings Before Interest, Taxes, Depreciation and Amortization), and next year price to earnings ratio (P/E).”

(a)	Please disclose how WCM evaluates the factors in the above referenced disclosure. Are certain factors weighted more heavily or are they considered equally?

(b)	Please revise the disclosure to clarify “Enterprise Value” in plain English.

Response:Please refer to the Trust’s responses below:

(a)	The Trust notes that the selection process involves a level of subjectivity by WCM. The factors are generally weighted equally, but certain factors may be weighted more or less heavily depending on WCM’s analysis of a company’s growth potential. The disclosure will be revised accordingly.

(b)	The disclosure will be revised to clarify that Enterprise Value refers to the measure of a company’s total value.

7.Please revise the fifth paragraph (“Selecting the Final Portfolio.”) of the “Portfolio Selection Process” to further explain how WCM makes its final determination of the securities selected for the portfolio.

Response: The Trust notes that each of the factors discussed in the Portfolio Selection Process contribute towards the final portfolio chosen by WCM but are not specifically considered in any determinative way. Rather, they are holistically considered in combination with each other to present a picture of suitability for inclusion in the portfolio. After considering the factors in connection with one another, WCM selects the stocks with the best prospects to meet the investment objective of the Trust. The disclosure will be revised accordingly.

8.The Staff notes the disclosure in the sixth paragraph of the “Portfolio Selection Process” states, “While not a part of the Trust’s portfolio selection process, the Trust also invests in dividend paying securities.” Please revise to disclose that the Trust also invests in Depositary Receipts.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“While not a part of the Trust’s portfolio selection process, the Trust also invests in dividend paying securities, Depositary Receipts, and emerging and/or developing market companies.”

9.If investments in emerging and developing market companies is a part of the selection process, please add appropriate disclosure to the “Portfolio Selection Process.” If not, please add emerging and developing market securities to the list of the Trust’s investments that are not a part of the portfolio selection process in the sixth paragraph of the “Portfolio Selection Process.”

Response:The disclosure will be revised in accordance with the Staff’s comment. Please refer to the Trust’s response to comment #8 for the revised disclosure.

Risk Factors

10.If the risk associated with investing in growth companies is a principal risk, the please add a growth investing risk factor.

Response:In accordance with the Staff's comment, the prospectus will be revised to include a “Growth Investing Risk.”

Other Information

11.If there is no affiliation between WCM and the Sponsor, First Trust Portfolios L.P., please disclose that there is no affiliation under the paragraph entitled “Disclaimers.”

Response:In accordance with the Staff’s comment, the following disclosure will be added under “Disclaimers” in the section entitled “Other Information”:

“WCM is not affiliated with the Sponsor.”

Exhibits

12.If the portfolio consultant agreement between WCM as the Portfolio Consultant and First Trust as the Sponsor is a material agreement, please make sure the agreement is filed as part of the Registration Statement.

Response:The Trust respectfully declines to file the portfolio consultant agreement as part of the Registration Statement. The Trust has determined that the agreement is not a material agreement and is therefore not required to be filed as an exhibit to Form S-6 as required by Form N-8B-2. The agreement is between the Sponsor and the Portfolio Consultant, and the portfolio consulting activities, including the selection of the securities, occurs before the Trust deposits. Thus, the activity contemplated under the portfolio consulting agreement takes place before the existence of the Trust and therefore we believe that the agreement is not a material agreement to the Trust.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon